Exhibit 99.1

RICHMONT MINES INC.

Notice of Annual General Meeting of Shareholders

and

Management Information Circular

April 2, 2013

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the securities issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Shareholders of Richmont Mines Inc. (the “Corporation”) will be held in the Salon Été, at the Omni Mont-Royal Hotel, located at 1050 Sherbrooke Street West, in Montreal, Quebec, on Thursday, May 9, 2013 at 9:00 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Corporation for the financial year ended December 31, 2012 and the auditors’ report thereon;

2°	electing the directors of the Corporation;

3°	appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration; and

4°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on March 28, 2013 will receive a Notice of the Annual General Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

/s/ Sidney M. Horn
Montreal, Quebec	Sidney M. Horn
April 2, 2013	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual General Meeting, shareholders who are unable to attend the meeting are requested to COMPLETE, DATE and SIGN the enclosed proxy form and to RETURN it to Computershare Investor Services Inc. in the enclosed envelope provided for that purpose before 5:00 p.m. (EST) on May 7, 2013. Please refer to the enclosed Management Information Circular for additional details.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the “Corporation”) for use at the Corporation’s Annual General Meeting of Shareholders (the “Meeting”), scheduled to be held on May 9, 2013 at 9:00 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 28, 2013. All amounts stated herein are in Canadian Dollars.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Corporation may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Corporation reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Corporation will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

2.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Corporation. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Corporation) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

3.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, proxies will be voted IN FAVOUR of the matters identified as items 2, 3 and 4 of the attached notice of Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

4.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Corporation have set the close of business on March 28, 2013, as the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Corporation as of that date will have the right to vote at the Meeting.

Under the Corporation’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Corporation and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 28, 2013, 39,596,103 common shares of the Corporation were issued and outstanding, each giving the right to one vote at the Meeting.

As of March 28, 2013, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of Directors and Executive Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or controlling more than 10% of the outstanding common shares of the Corporation. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,016,363 common shares and 457,000 common share options, representing approximately 12.67% of the outstanding common shares of the Corporation.

5.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Corporation is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Corporation.

Information on the Nominees for Election as Director

The following table presents information regarding each member of the Board of Directors of the Corporation.

Name and office held	Residence	Principal	Director	Number of shares	Number of
with the Corporation		occupation	Since	over which	options over
				beneficial	which beneficial
				ownership or	ownership or
				control is	control is
				exercised, directly	exercised, directly
				or indirectly, as at	or indirectly, as at
				March 28, 2013(1)	March 28, 2013

H. Greg Chamandy(6)	Westmount,	Business Executive	May 14, 2009	5,016,363(2)	457,000
Director and Executive Chairman of the Board	QC, Canada

Paul Carmel	Westmount,	President and CEO of	May 22, 2012	63,000	324,675
President and CEO of Richmont Mines Inc.	QC, Canada	Richmont Mines Inc.

Réjean Houle(3),(4)	La Salle,	Ambassador,	January 27,	76,500	65,000
Director	QC, Canada	Canadien Hockey Club Inc.(5)	1989

Elaine Ellingham(3),(6),(7)	Toronto,	Geologist, President,	February 4,	__	130,000
Director and Chairman of the Corporate Governance and Ethics Committee	ON, Canada	Ellingham Consulting Ltd.	2010

Michael Pesner(4),(6),(8)	Montreal,	CPA, CA, President,	November 1st ,	__	126,000
Director and Chairman of	QC, Canada	Hermitage Canada	2010
the Audit Committee		Finance Inc.

Sam Minzberg(4),(8)	Westmount,	Partner, Davies Ward	February 4,	__	130,000
Director and Chairman of the Human Resources and Compensation Committee	QC, Canada	Phillips & Vineberg LLP	2010

Eberhard Scherkus(3),(8)	Oakville,	Mining Consultant	April 10,	60,000	170,700
Director and Chairman of the Environmental, Health & Safety Committee	ON, Canada		2012

Notes:

1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
2)

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Environmental, Health and Safety Committee.
4)	Member of the Human Resources and Compensation Committee.
5)	National Hockey League team.
6)	Member of the Corporate Governance and Ethics Committee.
7)	Lead Director
8)	Member of the Audit Committee.

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Corporation, unless instructions have been given to abstain from voting with respect to the election of directors.

6.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a Corporation (including the Corporation in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the Corporation access to any exemption under securities legislation, issued:

(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

(b)

is, on the date of the Circular, or has been, within the last ten years prior to this date, a director or an executive officer of a Corporation (including the Corporation in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner was a director of Prestige Telecom Inc. and he resigned from the Board of Directors on May 25, 2011. Subsequently, in November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Quebec Superior Court ratifying the proposal which had been approved at the meeting of its creditors which took place on March 6, 2012.

Except as indicated below, no nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

Mr. Scherkus worked for Agnico-Eagle for 27 years. Before his retirement in February 2012, he held the position of President and Chief Operating Officer. On March 18, 2004, Agnico-Eagle Mines Limited disclosed that the Ontario Securities Commission (the “OSC”) had been investigating the Corporation in relation to the timing and content of the Corporation’s disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. In April 2005, the OSC reached a settlement agreement with Agnico-Eagle. Pursuant to the terms of the agreement, Agnico-Eagle undertook a third party review of its disclosure practices and policies, which was completed in the fall of 2005.

7.	COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2012

During the financial year ended December 31, 2012, the five Named Executive Officers of the Corporation (as hereinafter defined) were paid an aggregate remuneration of $4,519,457.

The following information sets forth the remuneration paid for the financial year ended December 31, 2012 by the Corporation and its subsidiaries to the Corporation’s President and Chief Executive Officer, Executive Vice-President and Chief Operating Officer and Executive Vice-President and Chief Financial Officer and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered employment agreements to Mr. Pichette, the Executive Vice-President and Chief Operating Officer and Mrs. Nicole Veilleux, the Financial Director both considered to be key personnel. These agreements incorporate a retention payment provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the market value of the common shares at the time of payment.

Summary Compensation Table of the Named Executive Officers

			Share-
Name and	Fiscal		based	Option-based	Non-equity incentive		All other	Total
principal position	year	Salary	awards	awards	plan compensation		compensation	compensation
		($)	($)	($)(1)	($)		($)(2)	($)
					Annual	Long term
					incentive	incentive
					plans	plans
					(Bonus)

Paul Carmel(3)	2012	182,000		1,000,000	184,000		18,250	1,384,250
President and Chief	2011	-	n/a	-	-	n/a	-	-
Executive Officer	2010	-		-	-		-	-

Pierre Rougeau(4)	2012	20,000		183,490	-		460	203,950
Executive Vice-	2011	-	n/a	-	-	n/a	-	-
President and Chief Financial Officer	2010	-		-	-		-	-

Christian Pichette(5)	2012	280,000		53,000	120,000		25,500	478,500
Executive Vice-	2011	265,000	n/a	70,000	100,000	n/a	20,185	455,185
President and Chief Operating Officer	2010	255,000		80,000	55,000		18,960	408,960

Nicole Veilleux	2012	165,000		25,000	36,000		16,840	242,840
Financial Director	2011	160,000	n/a	20,500	50,450	n/a	14,790	245,740
	2010	135,000		38,600	30,000		13,430	217,030

Martin Rivard(6)	2012	208,300		-	-		2,001,617	2,209,917
President and Chief	2011	310,000	n/a	150,000	115,170	n/a	25,142	600,312
Executive Officer	2010	300,000		118,000	120,000		14,365	552,365

Notes:

1)

The Corporation granted 15,800 options to Nicole Veilleux and 33,400 options to Christian Pichette on December 12, 2012, 100,000 options to Pierre Rougeau on November 23, 2012 and 324,675 options to Paul Carmel on May, 22, 2012.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2012	2011	2010
Risk-free rate:	1.6%	1.6%	1.8%
Expected option life:	3.8 years	4.6 years	4.6 years
Volatility:	62%	61%	61%
Expected dividends yield:	0%	0%	0%

2)	The heading “All Other Compensation” includes:
a)

the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” below.

b)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance and professional fees.
c)	any amount that was paid as termination benefits for Martin Rivard.
d)

Please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2012.

3)	On May 22, 2012, Mr. Paul Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Pierre Rougeau was appointed Executive Vice-President and Chief Financial Officer.
5)	On May 10, 2012, Mr. Christian Pichette, Executive Vice-President was appointed Executive Vice-President and Chief Operating Officer.
6)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2012

The compensation package for directors and senior management of the Corporation has been designed to offer these individuals a competitive total compensation level based on the industry comparables (similar production, similar reserves/resources and similar stock exchange capitalization), that is in accordance with market conditions and that will help the Corporation recruit and retain the best candidates. It has also been designed to align the Corporation’s corporate strategy, values and director interests with those of the shareholders.

The cost-effective development of our mining assets has always been at the heart of Richmont’s strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile. The values of the Corporation are honesty, transparency, ethics and family.

The Human Resources and Compensation Committee endeavours to ensure that the Corporation’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Corporation.

The Human Resources and Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the Named Executive Officers of the Corporation:

  base salary;
  annual cash premium (bonus); and
  share options.

The Human Resources and Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions, the Human Resources and Compensation Committee may target at or near median levels of the comparator group when setting compensation levels.

The comparator group is gold mining specific and is comprised of companies that are similar to the Corporation in terms of scope and complexity and is what the Human Resources and Compensation Committee believes represents the market for executive talent.

The following table sets out the comparator group for the year ended December 31, 2012. The criteria for choosing the comparator group was as follows:

i)	Companies operating in the gold sector, based in Canada, and with operations primarily in Canada.

ii)	Companies of comparable complexity and size, as measured in terms of market capitalization.

iii)	Companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

Comparator Group

Aurizon Mines Ltd	St-Andrews Goldfields Ltd.

Wesdome Gold Mines	Ressources Métanor Inc.

Lake Shore Gold Corp.	Brigus Gold Corp.

QMX Gold Corporation	Claude Ressources Inc.

Premier Gold Mines Limited

External Remuneration Consultant

During the fiscal year ended December 31, 2012, the Board of Directors used an independent consulting firm, Bedford Consulting Group to recruit the President and Chief Executive Officer. A study of the remuneration was provided by Bedford Consulting Group which was used to determine the remuneration of Named Executive Officers for the 2012 period. Taking into consideration that the mining industry is rapidly growing and experienced employees are in strong demand, the Board reviewed the remuneration packages of employees of mining companies that are comparable to the Corporation, in similar positions as Richmont’s Named Executive Officers. Based on their findings, they provided recommendations to the Human Resources and Compensation Committee regarding total remuneration for Named Executive Officers, which included details about base salary, bonus and share option levels. The Human Resources and Compensation Committee made certain recommendations to the Board of Directors which, in turn, reviewed and analyzed the performance of the Named Executive Officers in question, and subsequently determined their total remuneration, the details of which are outlined below.

The following table sets forth the fees paid to Bedford Consulting Group for their mandate regarding the recruitment of the President and Chief Executive Officer.

	2012	2011
	($)	($)
All other fees paid	98,460	n/a

No other fees were paid by the Corporation to Bedford Consulting Group.

The Human Resources and Compensation Committee pre-approved all Bedford Consulting Group, material executive compensation-related fees. The Board of Directors also approved those fees.

Base salary

The base salaries of Named Executive Officers are reviewed every year by taking into consideration the competitive market information, the level of responsibility specific to the position, the experience, the complexity of work performed, the time commitment and performance of each of the Named Executive Officers as well as the overall financial performance of the Corporation. The base salary is a reward for the contributions of executives in their role of defining and executing the strategic objectives of the Corporation.

Share-based Awards

The Corporation does not grant any form of share-based awards to its officers.

Annual cash premium (bonus)

The payment of an annual cash bonus represents a short term incentive to the Named Executive Officers of the Corporation and aims to encourage the realization of performance objectives by each Named Executive Officers. For the fiscal year ended December 31, 2012, the Human Resources and Compensation Committee awarded annual cash premiums to the Named Executive Officers as set out in the “Summary Compensation Table of the Named Executive Officers”.

In determining annual bonus, the members of the Human Resources and Compensation Committee focused on the performance and productivity level of each individual Named Executive Officers, with the objective of granting annual bonus levels that would align the total compensation package of each individual Named Executive Officers with those of comparable mining companies.

The President and Chief Executive Officer’s bonus level was linked to objectives that had been predetermined by the Board of Directors which are: 1) complete organizational review, update organizational chart, and ensure that each Director and manager level employee has an identified successor (20% /20%); 2) document all Safety Systems and Safety Procedures and complete the appropriate reporting systems so that the management and the corporate office can ensure compliance (20%/20%); 3) develop and implement weekly operating report (s), tools for corporate office and management use (20%/20%); 4) staff the corporate office with a Chief Financial Officer, Vice-President Human Resources and Safety and Vice-President Corporation Development (10%/20%); and 5) oversee that the Wasamac project is optimized and improved (20%/20%). The President and Chief Executive Officer completed four and one-half of these objectives. The objective 4 was not completely realized since no Vice-President Human Resources and Safety was recruited. However, the members of the Human Resources and Compensation Committee felt that given the exceptional circumstances he faced and the strategic initiatives he has taken in the last eight months, the President and Chief Executive Officer was entitled to his full bonus (100% prorated on the number of worked months) which was established at $184,000.

The Executive Vice-President and Chief Operating Officer’s bonus level of $100,000 was linked to objectives that had been pre-determined by the Board of Directors which are: 1) Wasamac: complete the scoping study before the end of the first quarter, obtain authorizations and start ramp construction before the end of the second quarter (18%/20%); 2) Monique: establish the reserves, obtain necessary authorizations and start the development work before the end of 2012 (7%/10%); 3) pursue the permitting and work progress for the Island Deep project to insure long term production sustainability while continuing work progress in the Goudreau area (15%/15%); 4) meet the cash costs target per ounce in our three operational sites (Francoeur Mine, Island Gold Mine and Beaufor Mine) (15%/20%); 5) start the development work at Francoeur before the end of the second quarter (10%/10%); 6) maintain a good score in Environment, Health & Safety (14%/15%); and 7) optimize the organizational chart to allow team development (growth and replacement) (10%/10%). The Executive Vice-President and Chief Operating Officer completed 90% of these objectives and his bonus was established at $90,000. An amount of $30,000 was also granted to him for his nomination as Chief Operating Officer.

The Financial Director’s bonus level of $45,000 was linked to objectives that had been pre-determined by the Board of Directors which are: 1) develop a working tool for geologists, buyers and accountants in order to facilitate the codification of exploration fees and other type of expenses (15%/25%); 2) be more proactive in human resources management and develop leadership/communication (25%/25%); 3) promote best communication and information exchanges between accounting department and operations and gain a better understanding of operation needs (20%/25%); and 4) improve computer system users satisfaction (20%/25%). The Financial Director completed 80% of these objectives and her bonus was established at $36,000.

The bonus compensation is a common practice in public Companies. The payment of a compensation bonus is deemed necessary in order to stay competitive with other mining companies which pay similar compensations. The competition for qualified executives in the mining industry has been and remains challenging, thus necessitating the need for such a bonus.

The Executive Chairman establishes performance goals for the CEO with the help of the Human Resources and Compensation Committee. Bonus objectives of other executive officers are determined mutually between the executives and their immediate superiors. At the end of the year, the same parties determine how effectively the objectives were met and a bonus percentage is ascribed. There is also a discretionary component for performance achieved in areas not covered by the pre-determined objectives but are deemed to be value-added nonetheless for the Corporation.

Omnibus Long-Term Incentive Plan Compensation

The Corporation has in place the Omnibus Long-Term Incentive Plan. The Omnibus Long-Term Incentive Plan is intended to provide an incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation to continue their services for the Corporation and to encourage retention of such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success. The number of options and shares to be granted is based on the relative contribution and involvement of the individual in question as well as taking into consideration previous option and share grants.

For the fiscal year 2012, the number of options to be granted to each member of senior management was calculated using the Black & Scholes model on the date that the options were granted, in order to ensure that total compensation levels were similar to those earned by members of management occupying comparable roles at mining companies of a similar size to the Corporation.

Please note that all options granted under the Omnibus Long-Term Incentive Plan are limited to a term of 10 years from the date of grant by the Board of Directors, except in the event of termination of employment of an employee of the Corporation whose employment agreement provides for the modification of the expiry term. To determine the exercise price, the Board of Directors uses the average closing price of the common shares of the Corporation sold as part of the last board lot on the TSX and NYSE MKT on the trading day immediately preceding the date of issuance on which a Board lot of common shares was sold on these exchanges. However, the exercise price for these options cannot be inferior to the market price of the common shares, as determined by the closing asked price of a Board lot on the TSX on the trading day immediately preceding the grant date.

Other remuneration

For the fiscal year 2012, the Financial Director also received an amount equivalent to 5% of her base salary, which was deposited into a retirement savings plan.

Similarly, the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Executive Vice-President and Chief Operating Officer, received the equivalent of 5% of their base salaries in cash, a sum that the individuals may use at their discretion.

Options Grants to Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2012

				Market Value of
				Securities
		Total Options		Underlying Options
Name and Principal	Securities Under	Granted in		on the Date of	Expiration
Position	Options Granted	Financial Year(1)	Exercise Price	Grant(2)	Date
	(#)	(%)	($/Security)	($/Security)

Paul Carmel(3) President and Chief Executive Officer	324,675	18.70	6.61	6.61	June 1, 2019

Pierre Rougeau(4) Executive Vice-President and Chief Financial Officer	100,000	5.76	3.61	3.61	Nov. 22, 2017

Christian Pichette(5) Executive Vice-President and Chief Operating Officer	33,400	1.92	3.05	3.05	Dec. 11, 2017

Nicole Veilleux Financial Director	15,800	0.91	3.05	3.05	Dec. 11, 2017
Notes:
1)	In 2012, a total of 1,736,575 options were awarded.
2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day immediately prior to the date of grant.
3)	On May 22, 2012, Mr. Paul Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Pierre Rougeau was appointed Executive Vice-President and Chief Financial Officer.
5)	On May 10, 2012, Mr. Christian Pichette, Executive Vice-President was appointed Executive Vice-President and Chief Operating Officer.

Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2012

Market Value of
Securities
		Securities	Underlying
Name and Principal		Under Options	Options on the		Taxable
Position	Exercise Date	Exercised	Date of Exercise	Exercise Price	Benefit
		(#)	($/Security)	($/Security)	($)
Nicole Veilleux, Financial Director	March 1, 2012	5,000	9.84	2.83	35,050

Martin Rivard(1) President and Chief Executive Officer	January 5, 2012 March 1, 2012 April 2, 2012 April 2, 2012 April 2, 2012	25,000 50,000 40,000 45,000 19,000	10.99 9.84 7.66 7.66 7.66	2.88 3.15 1.80 3.55 5.09	202,750 334,500 234,400 184,950 48,830
Note:
1)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012.

Outstanding Option-Based Awards to Named Executive Officers as at December 31, 2012

	Number of Securities			Value of
Name and Principal	Underlying	Option Exercise	Option Expiration	Unexercised in-the-
Position	Unexercised Options	Price(1)	Date	Money Options(2)
	(#)	($/Security)		($)

Paul Carmel(3) President and Chief Executive Officer	324,675	6.61	June 1, 2019	-

Pierre Rougeau(4) Executive Vice-President and Chief Financial Officer	100,000	3.61	Nov. 22, 2017	-

Christian Pichette(5) Executive Vice-President and Chief Operating Officer	5,000 10,000 20,000 19,800 12,000 33,400	2.83 1.80 3.55 5.09 12.03 3.05	July 10, 2013 Dec. 11, 2013 Dec. 10, 2014 Dec. 8, 2015 Dec. 8, 2016 Dec 11, 2017	800 11,900 - - - -

Nicole Veilleux Financial Director	20,000 25,000 25,000 16,000 3,500 15,800	2.83 1.80 3.55 5.09 12.03 3.05	July 10, 2013 Dec. 11, 2013 Dec. 10, 2014 Dec. 8, 2015 Dec. 8, 2016 Dec. 11, 2017	3,200 29,750 - - - -
Notes:
1)	The exercise price of the options corresponds to the closing price of the Corporation’s shares on the TSX the day immediately prior to the day the options were granted.
2)	The value is based on the December 31, 2012 closing price of the Corporation’s shares on the TSX, which was $2.99.
3)	On May 22, 2012, Mr. Paul Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Pierre Rougeau was appointed Executive Vice-President and Chief Financial Officer
5)	On May 10, 2012, Mr. Christian Pichette, Executive Vice-President was appointed Executive Vice-President and Chief Operating Officer.

Share Option Plans Based Compensation

Description of the Share Option Plans

Other than the Omnibus Long-Term Incentive Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan.

As of December 31, 2012, options for the acquisition of a total of 1,377,550 common shares under the Share Option Plan were outstanding and with exercise prices ranging from $1.80 to $12.03 per share, representing approximately 3.5% of the common shares issued and outstanding on such date.

As at December 31, 2012, options to acquire a total of 899,900 common shares had been granted under the Omnibus Long-Term Incentive Plan and 324,675 options had been granted outside of the Corporation’s Omnibus Long-Term Incentive Plan, representing approximately 3.1% of the common shares issued and outstanding on such date, leaving a balance of 1,079,006 available options to be issued by the Board of Directors pursuant to the Omnibus Long-Term Incentive Plan, as indicated in the table below.

Information regarding share option plans as at December 31, 2012

	Number of shares to be	Weighted-average exercise	Number of shares
	issued upon exercise of	price of outstanding	available for future grants
	outstanding options	options	under the plan

Share Option Plans (approved by the holders)	2,277,450	$5.89	1,079,006
During the year 2012, 18 option holders exercised a total of 483,600 options.

The total number of common shares reserved and available for grant and issuance pursuant to Awards (as defined in the Omnibus Long-Term Incentive Plan) (including the common shares issuable upon exercise of the options granted under the Share Option Plan of the Corporation) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time. Options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

The Omnibus Long-Term Incentive Plan provides that the aggregate number of common shares of the Corporation (a) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within any one-year period and (b) issuable to insiders and associates of such insider at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement, shall not in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus Long-Term Incentive Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased Participant. The Board of Directors may in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Long-Term Incentive Plan.

The Board of Directors will not provide financial assistance to Participants (as defined in the Omnibus Long-Term Incentive Plan) to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the Participants.

The Omnibus Long-Term Incentive Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of the common shares on the TSX on the trading day immediately preceding the date of grant.

The options granted under the Omnibus Long-Term Incentive Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. If the expiry date falls during a blackout period (during any period when the Corporation’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the termination without cause of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause or resignation, 1 year in the case of death, 3 years in the case of disability or injury and 3 years in the case of early retirement. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Common Shares shall be reclassified, reorganised or otherwise changed, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of such Award, in accordance with the terms thereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefore, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

The Board may amend the Omnibus Long-Term Incentive Plan (the “Plan”) or any Award at any time without the consent of the Participants provided that such amendment shall:

  not adversely alter or impair any Award previously granted;

  be subject to any regulatory approvals including, where required, the approval of the TSX; and

  be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

  amendments of a "housekeeping" nature;

  a change to the vesting provisions of any Award;

  the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan (as defined in the Omnibus Long-Term Incentive Plan) reserve;

  the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

  a change to the Eligible Participants (as defined in the Omnibus Long-Term Incentive Plan) of the Plan, including a change which would have the potential of broadening or increasing participation by Insiders; and

  the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

The Board shall be required to obtain shareholder approval to make the following amendments:

  any change to the maximum number of Shares issuable from treasury under the Plan;

  any amendment which reduces the exercise price of any Award, as applicable, after such an Award has been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price;

  any amendment which extends the expiry date of any Award, or the Restriction Period (as defined in the Omnibus Long-Term Incentive Plan) of any Restricted Share Units (RSU) beyond the original expiry date, except in case of an extension due to a Black-Out Period (as defined in the Omnibus Long- Term Incentive Plan);

  any amendment which would permit a change to the Eligible Participants (as defined in the Omnibus Long-Term Incentive Plan), including a change which would have the potential of broadening or increasing participation by Insiders;

  any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant;

  any amendment which increases the maximum number of Shares that may be issued to (i) Insiders (as defined in the Omnibus Long-Term Incentive Plan) and Associates (as defined in the Omnibus Long- Term Incentive Plan) of such Insiders; or (ii) any one Insider and Associates of such Insider under the Plan and any other proposed or established Share Compensation Arrangement (as defined in the Omnibus Long-Term Incentive Plan) in a one-year period;

  any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Notwithstanding anything contained to the contrary in the Plan, in a Grant Agreement (as defined in the Omnibus Long-Term Incentive Plan) contemplated herein, but subject to any specific provisions contained in any Employment Agreements (as defined in the Omnibus Long-Term Incentive Plan), in the event of a Change in Control under the Omnibus Long-Term Incentive Plan, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Shares or the sale or disposition of all or substantially all of the properties and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option (as defined in the Omnibus Long-Term Incentive Plan) or a Share Appreciation Rights (SAR) is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Human Resources and Compensation Committee.

The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

The table below describes the share options exercised during the financial year ended December 31, 2012 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

Aggregated Option Exercises by Named Executive Officers during the Financial Year Ended on December 31, 2012 and Financial Year-End Option Values

Value of Unexercised in-
			Unexercised Options at	the-Money Options at Year-
	Shares	Aggregate	Year-End	End(2)
Name and principal	Acquired	Value	(#)	($)
position	on Exercise	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable

Paul Carmel(3) President and Chief Executive Officer	-	-	Nil/ 324,675	Nil/ Nil

Pierre Rougeau(4) Executive Vice-President and Chief Financial Officer	-	-	20,000 / 80,000	Nil/ Nil

Christian Pichette(5) Executive Vice-President and Chief Operating Officer	-	-	43,080 / 57,120	12,700/ Nil

Nicole Veilleux Financial Director	5,000	35,050	79,160 / 26,140	32,950/ Nil

Martin Rivard(6) President and Chief Executive Officer	179,000	1,005,430	n/a	n/a
Notes
1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the low price of the common shares of the Corporation on the TSX on the day that the Named Executive Officer exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2012, which was $2.99.
3)	On May 22, 2012, Mr. Paul Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Pierre Rougeau was appointed Executive Vice-President and Chief Financial Officer.
5)	On May 10, 2012, Mr. Christian Pichette, Executive Vice-President was appointed Executive Vice-President and Chief Operating Officer.
6)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012.

Incentive Plan Awards to Named Executive Officers – Value Earned During
the Financial Year Ended on December 31, 2012

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
Name and principal	Value on Vesting During	Value on Vesting During	Compensation –Value
position	the Year(1)	the Year	Earned During the Year
	($)	($)	($)

Paul Carmel(2) President and Chief Executive Officer	-	n/a	n/a

Pierre Rougeau(3) Executive Vice-President and Chief Financial Officer	3,800	n/a	n/a

Christian Pichette(4) Executive Vice-President and Chief Operating Officer	17,000	n/a	n/a

Nicole Veilleux Financial Director	10,750	n/a	n/a

Notes:

1)

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the options became exercisable, minus the amount to be paid by the Named Executive Officer for exercising his or her options.

2)	On May 22, 2012, Mr. Paul Carmel was appointed President and Chief Executive Officer.
3)	On December 3, 2012, Mr. Pierre Rougeau was appointed Executive Vice-President and Chief Financial Officer.
4)	On May 10, 2012, Mr. Christian Pichette, Executive Vice-President was appointed Executive Vice-President and Chief Operating Officer.
5)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012.

Others

Insurance

The Corporation carries directors’ and officers’ liability insurance for a maximum amount of $20,000,000, for which the Corporation pays an annual premium of $143,963.

Indebtedness

No director or nominee to the Board of Directors or executive officer or employee of the Corporation is currently indebted to the Corporation or was indebted to the Corporation or one of its subsidiaries during the year ended December 31, 2012.

Termination and Change of Control Benefits

Employment Contracts

The Corporation has entered into employment contracts with the Named Executive Officers: Paul Carmel, as President and Chief Executive Officer, Pierre Rougeau, as Executive Vice-President and Chief Financial Officer, Christian Pichette, as Executive Vice-President and Chief Operating Officer, and Nicole Veilleux, as Financial Director.

The contracts of Nicole Veilleux and Christian Pichette provide that, in the event of termination initiated by the Corporation without cause or initiated by a Named Executive Officer for good reason, or if the contract is not renewed, the Executive Vice-President and Chief Operating Officer, Mr. Pichette, will be entitled to receive an amount equal to one year of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances, if any) and the continuation of other benefits over this same period, while the Financial Director, Mrs. Veilleux, for her part will be entitled to one month of total compensation by year of service, notwithstanding such year of service is completed or not. For the purposes of calculating the severance payment, the Named Executive Officer’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officers, all the options held by each of the Named Executive Officers will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the Named Executive Officer is $475,790 for the Executive Vice-President and Chief Operating Officer and $305,441 for the Financial Director. These amounts include the options annual average value attributed during the last two years.

The contracts of Paul Carmel and Pierre Rougeau provide that, if the termination occurs at any time, by the Corporation, without cause, Mr. Carmel and Mr. Rougeau will be entitled to the basic payments (accrued base salary, accrued expenses and vacation), to an indemnity in lieu of notice representing two (2) times the base salary at the time of the termination of the agreement (one (1) time in the case of Mr. Rougeau), the entitlement under the annual bonus plan, the whole minus applicable deductions and the same level of group insurance benefits he was receiving or entitled to receive for two (2) years (one (1) year in the case of Mr. Rougeau) following the date of termination. All un-vested options held by the executive on the date of termination will automatically vest on this day.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $904,488 for the President and CEO and $363,432 for the Executive Vice-President and Chief Financial Officer.

Change of Control Agreements

The Corporation has also entered into an agreement with the Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux or Christian Pichette were to be terminated by his or her resignation for valid cause or by the severing by the Corporation of the employment relationship binding him or her to the Corporation for cause other than serious cause or his permanent incapacity, then the Corporation shall pay him or her, in addition to the payment of any amount owed to him or her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice his or her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances if any and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $951,579 for the Executive Vice-President and Chief Operating Officer and $488,706 for the Financial Director. These amounts include the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Executive Vice–President and Chief Financial Officer and for the Financial Director.

The contracts of Paul Carmel and Pierre Rougeau provide that, after a change of control, if the contract is terminated within six (6) months following the change in control, Mr. Carmel and Mr. Rougeau will be entitled to the basic payments (accrued base salary, accrued expenses and vacation), to an indemnity in lieu of notice representing three (3) times the base salary at the time of the termination of the agreement (two (2) time in the case of Mr. Rougeau), the entitlement under the annual bonus plan, the whole minus applicable deductions and the same level of group insurance benefits he was receiving or entitled to receive for three (3) years (one (1) year in Mr. Rougeau’s case) following the date of termination. All un-vested options held by the executive on the date of termination will automatically vest on this day.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,206,732 for the President and Chief Executive Officer and $603,432 for the Executive Vice-President and Chief Financial Officer.

For the Executive Chairman of the Board (the “Executive”):

a)	In case of a change of control:

In the event that the Executive’s appointment as Chairman of the Board is terminated by the Corporation (including, without limitation, if the Executive does not stand for election or is not elected a director of the Corporation) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within 12 months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) a severance payment equal to one (1) time the Executive’s annual base salary; (d) his accrued expenses up to and including the date of termination.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $270,000 for the Executive Chairman of the Board.

b)	In case of a termination other than under a change of control:

In the event of the termination of the Executive’s appointment as Executive Chairman other than under a change of control, either by the Corporation or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) his accrued expenses up to and including the date of termination.

There would not be any amounts owed to the Executive Chairman of the Board following a termination on the last business day of the most recent financial year of the Corporation.

In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

Director Compensation (other than the Executive Chairman of the Board) for the financial year ended on December 31, 2012

During a meeting held in December 2011, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2012.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $20,000 in annual compensation for the 2012 year, that an additional sum of $12,000 would be paid to each Chair of a sub-committee of the Board of Directors, and that meeting attendance fees would no longer be given to Board members.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2012

On May 12, 2012, the Board of Directors authorized an annual compensation of $270,000 for 2012. The Executive Chairman was not eligible to receive an annual bonus.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $3,429,574 during the 2012 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2012”.

Director Compensation Table for the financial year ended on December 31, 2012

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards	Awards(1)	(bonus)	Value	Compensation(2)	Total
		($)	($)	($)	($)		($)	($)

H. Greg Chamandy	2012	270,000		1,211,056	-			1,481,056
Executive Chairman of the Board	2011	235,000	n/a	-	78,333	n/a	n/a	313,333
	2010	235,000		56,250	94,000			385,250

Robert Buchan(3)	2012	180,000		-				180,000
Vice-Chairman of the Board	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	-		-				-

Réjean Houle	2012	20,000		144,000				164,000
Director	2011	20,000	n/a	-	n/a	n/a	n/a	20,000
	2010	20,000		56,250				76,250

Sam Minzberg	2012	32,000		144,000				176,000
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	32,000		156,900				188,900

Elaine Ellingham	2012	38,550		144,000				182,550
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	20,000		156,900				176,900

Michael Pesner(4)	2012	32,000		144,000				176,000
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	5,333		181,298				186,631

Eberhard Scherkus(5)	2012	21,000		568,968				589,968
Director	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	-		-				-

Denis Arcand(6)	2012	10,000		144,000				154,000
Vice-Chairman of the Board	2011	20,000	n/a	-	n/a	n/a	n/a	20,000
	2010	20,000		56,250				76,250

Raynald Vézina(7)	2012	10,000		144,000				154,000
Director	2011	20,000	n/a	-	n/a	n/a	n/a	20,000
	2010	20,000		56,250				76,250

Jean-Pierre Ouellet(8)	2012	8,000		144,000				152,000
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	32,000		156,900				188,900

A. Michel Lavigne(9)	2012	-		-				-
Director	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	25,202		156,900				182,102

Sidney Horn(10)	2012	20,000		-				20,000
Director	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	-		-				-

Notes:

1)

The Corporation granted 50,000 options to each of the Directors in place on January 10, 2012, 170,700 on April 11, 2012 to a new Director and 352,000 options to the Executive Chairman of the Board on May 10, 2012.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2012	2011	2010
Risk-free rate:	1.6%	1.6%	1.8%
Expected option life:	3.8 years	4.6 years	4.6 years
Volatility:	62%	61%	61%
Expected dividends yield:	0%	0%	0%

2)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2012.

3)	Mr. Buchan commenced his position on January 11, 2012 and resigned on September 24, 2012.
4)	Mr. Pesner commenced his position on November 1, 2010. The amount presented for 2010 represents the amounts earned between November 1, 2010 and December 31, 2010.
5)	Mr. Scherkus commenced his position on April 10, 2012. The amount presented for 2012 represents the amounts earned between April 10, 2012 and December 31, 2012.
6)	Mr. Arcand resigned from his position as Director of the Corporation on May 9, 2012.
7)	Mr. Vézina resigned from his position as Director of the Corporation on May 9, 2012.
8)	Mr. Ouellet resigned from his position as Director of the Corporation on February 28, 2012.
9)

Please note that Mr. Lavigne resigned from his position as director and Chairman of the Audit Committee on October 4, 2010, and that the amount presented represents the amount earned between February 4, 2010 and October 4, 2010.

10)	Mr. Horn commenced his position as director on April 5, 2012 and resigned on September 24, 2012

Options Grants to Directors during the Most Recently Completed Financial Year Ended December 31, 2012

		Total Options		Market Value of
	Securities	Granted in		Securities Underlying
	Under Options	Financial		Options on the Date of	Expiration
Name	Granted	Year(1)	Exercise Price	Grant(2)	Date
	(#)	(%)	($/Security)	($/Security)

H. Greg Chamandy Director and Executive Chairman of the Board	352,000	20.27	6.57	6.57	May 9, 2018

Réjean Houle Director	50,000	2.88	11.51	11.51	Jan. 9, 2015

Sam Minzberg Director	50,000	2.88	11.51	11.51	Jan. 9, 2015

Elaine Ellingham Director	50,000	2.88	11.51	11.51	Jan. 9, 2015

Michael Pesner Director	50,000	2.88	11.51	11.51	Jan. 9, 2015

Eberhard Scherkus(3)	50,000	2.88	6.98	6.98	April 10, 2015
Director	20,700	1.19	6.98	6.98	April 10, 2017
	100,000	5.76	6.98	6.98	April 10, 2017

Denis Arcand(4) Director and Vice-Chairman of the Board	50,000	2.88	11.51	11.51	Jan. 9, 2015

Raynald Vézina(5) Director	50,000	2.88	11.51	11.51	Jan. 9, 2015

Jean-Pierre Ouellet(6) Director	50,000	2.88	11.51	11.51	Jan. 9, 2015

Notes:

1)	In 2011, no options were granted.
2)	The market value corresponds to the closing price of the Company’s common shares on the TSX the day before the shares were granted.
3)	Mr. Scherkus commenced his position on April 10, 2012.
4)	Mr. Arcand resigned from his position as Director of the Corporation on May 9, 2012.
5)	Mr. Vézina resigned from his position as Director of the Corporation on May 9, 2012.
6)	Mr. Ouellet resigned from his position as Director of the Corporation on February 28, 2012.

Options Exercised by Directors during the Most Recently Completed Financial Year Ended December 31, 2012

			Market Value of
			Securities
			Underlying
		Securities Under	Options on the
Name	Exercise Date	Options	Date of Exercise	Exercise Price	Taxable Benefit
		Exercised (#)	($/Security)	($/Security)	($)

Réjean Houle	March 5, 2012	20,000	9.28	1.80	149,600
Director	March 5, 2012	20,000	9.28	4.19	101,800

Denis Arcand(1)	March 2, 2012	20,000	9.88	1.80	161,600
Director	March 2, 2012	10,000	9.88	4.19	56,900

Note:

1)	Mr. Arcand resigned from his position as Director of the Corporation on May 9, 2012.

Outstanding Option-based Awards to Directors as at December 31, 2012

Options-based Awards
	Number of Securities			Value of
	Underlying	Option Exercise	Option Expiration	Unexercised in-the-
Name	Unexercised Options	Price(1)	Date	Money Options(2)
	(#)	($/Security)		($)

H. Greg Chamandy	75,000	4.12	May 13, 2014	-
Director and Executive	30,000	4.19	Feb. 3, 2015	-
Chairman of the Board	352,000	6.57	May 9, 2018	-

Réjean Houle	5,000	1.80	Dec. 11, 2013	5,950
Director	10,000	4.19	Feb. 3, 2015	-
	50,000	11.51	Jan. 9, 2015	-

Sam Minzberg	50,000	4.19	Feb. 3, 2015	-
Director	30,000	4.19	Feb. 3, 2015	-
	50,000	11.51	Jan. 9, 2015	-

Elaine Ellingham	50,000	4.19	Feb. 3, 2015	-
Director	30,000	4.19	Feb. 3, 2015	-
	50,000	11.51	Jan. 9, 2015	-

Michael Pesner	50,000	5.31	Nov. 8, 2015	-
Director	26,000	5.31	Nov. 8, 2015	-
	50,000	11.51	Jan. 9, 2015	-

Eberhard Scherkus	50,000	6.98	April 10, 2015	-
Director	20,700	6.98	April 10, 2017	-
	100,000	6.98	April 10, 2017	-

Notes:

1)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
2)	Value based on the closing price of the Corporation’s common shares on the TSX on December 31, 2012 which was $2.99.

Aggregated Option Exercises by Directors during the Financial Year Ended on December 31, 2012 and Financial Year-End Option Values

Value of Unexercised in-
			Unexercised Options	the-Money Options at
	Shares Acquired	Aggregate Value	at Year-End (#)	Year-End(2) ($)
Name	on Exercise	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable

H. Greg Chamandy Director and Executive Chairman of the Board	n/a	n/a	80,000 / 377,000	- / -

Denis Arcand(3) Director and Vice-Chairman of the Board	30,000	218,500	n/a	n/a

Réjean Houle Director	40,000	251,400	5,000 / 60,000	5,950 / -

Sam Minzberg Director	n/a	n/a	50,000 / 80,000	- / -

Elaine Ellingham Director	n/a	n/a	50,000 / 80,000	- / -

Michael Pesner Director	n/a	n/a	47,334 / 78,666	- / -

Eberhard Scherkus Director	n/a	n/a	20,000 / 150,700	- / -

Notes:

1)

The aggregate realized value is equal to the product of the number indicated in the “Shares Acquired on Exercise” column and the difference between the value of the low price of the Corporation’s shares on the TSX the day that the director exercised his or her options, and the option price.

2)	The value is based on the closing price of the Corporation’s common shares on the TSX on December 31, 2012, which was $2.99.
3)	Mr. Arcand resigned from his position as Director of the Corporation on May 9, 2012.

Incentive Plan Awards to Directors – Value Earned during the Financial Year Ended on December 31, 2012

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
	Value on Vesting During	Value on Vesting During	Compensation – Value
Name	the Year(1)	the Year	Earned During the Year
	($)	($)	($)

H. Greg Chamandy,	100,050	n/a	n/a
Director and Executive Chairman of the Board

Réjean Houle	82,750	n/a	n/a
Director

Sam Minzberg	153,000	n/a	n/a
Director

Elaine Ellingham	153,000	n/a	n/a
Director

Michael Pesner	-	n/a	n/a
Director

Eberhard Scherkus	-	n/a	n/a
Director

Note:

1)

The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

Composition of the Human Resources and Compensation Committee

In fiscal year 2012, the Human Resources and Compensation Committee of the Corporation was composed of Mr. Sam Minzberg, Mr. Michael Pesner and Mr. Réjean Houle. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the Human Resources and Compensation Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Compensation Risk

The Human Resources and Compensation Committee considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its oversight and stewardship of the affairs of the Corporation.

Short-Selling Policy

The Corporation currently has a policy in place whereby the Named Executive Officers and the Directors of the Corporation are prohibited from short-selling any security of the Corporation or any security of an affiliate of the Corporation.

8.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Corporation’s common shares on December 31, 2007 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P/TSX Global Gold Index over the five-year period ended December 31, 2012 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Corporation, made on December 31, 2007, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P/TSX GLOBAL GOLD INDEX

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2007	2008	2009	2010	2011	2012
Richmont Mines Inc.	$100.00	$66.24	$124.84	$162.74	$348.41	$95.22
S&P/TSX Composite Index	$100.00	$64.97	$84.91	$97.18	$86.42	$89.88
S&P/TSX Global Gold Index	$100.00	$100.76	$107.72	$135.66	$116.24	$97.74

The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the common shares, nor has it tracked the S&P/TSX Composite index and the S&P/TSX Global Gold Index during such period. The Corporation has not included market price targets of the common shares as a component of the executive compensation program. Compensation levels in each year are within the range determined by the Human Resources and Compensation Committee, as appropriate, following and considering the relevant competitive market information.

9.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) have been the Corporation’s auditors since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Corporation’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Corporation, and FOR authorizing the audit committee of the Board of Directors to fix their remuneration.

10.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of seven directors, the majority of which are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A Director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Corporation or any of its affiliates. According to the Regulation 52-110 respecting audit committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are Réjean Houle, Elaine Ellingham, Sam Minzberg, Eberhard Scherkus and Michael Pesner. H. Greg Chamandy is not considered to be independent as he performs certain management tasks, and is eligible to receive annual compensation in the form of a bonus, the latter of which is directly linked with the Corporation’s performance. Mr. Paul Carmel is not considered to be independent as he is the President and CEO of Richmont Mines Inc.

Following a recommendation by the Corporate Governance and Ethics Committee on November 1st, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Corporation’s management and non-independent members being present. Therefore, between January 1, 2012 and March 28, 2013, a total of 17 regular Board of Directors meetings took place, during which the independent members successfully met without management and non-independent members being present.

As the Executive Chairman of the Board of Directors is not considered to be independent, the Board of Directors named Elaine Ellingham as the Lead Director on November 1, 2010. In this role, she is responsible for ensuring that the Board remains independent of management, for studying the comments and requests made by the independent directors, and for presiding over the meetings held by the independent directors without management and non-independent directors being present, and subsequently for outlining their deliberations to the Board of Directors.

The following table shows the meeting attendance of each director between January 1st, 2012 and March 28, 2013.

			Human Resources	Corporate	Environmental,
	Board of	Audit	and Compensation	Governance and	Health and Safety
	Directors	Committee	Committee	Ethics Committee	Committee
Director	Meetings	Meetings	Meetings	Meetings	Meetings
H. Greg Chamandy	17 of 17	n/a	n/a	n/a	n/a
Eberhard Scherkus(1)	10 of 10	4 of 4	n/a	n/a	4 of 4
Paul Carmel(2)	7 of 7	n/a	n/a	n/a	n/a
Elaine Ellingham	17 of 17	n/a	n/a	2 of 2	4 of 4
Réjean Houle	17 of 17	n/a	2 of 2	n/a	4 of 4
Sam Minzberg	15 of 17	3 of 4	2 of 2	n/a	n/a
Michael Pesner	17 of 17	8 of 8	2 of 2	1 of 1	n/a
Martin Rivard(3)	4 of 4	n/a	n/a	n/a	n/a
Jean-Pierre Ouellet(4)	4 of 4	n/a	n/a	1 of 1	n/a
Raynald Vézina(5)	8 of 9	4 of 4	n/a	1 of 1	n/a
Denis Arcand(6)	6 of 9	2 of 4	n/a	n/a	n/a
Sidney Horn	12 of 17	n/a	n/a	n/a	n/a
Robert Buchan(7)	5 of 10	n/a	n/a	n/a	n/a

Notes:

1)	Mr. Scherkus was nominated as a Director of the Corporation on April 10, 2012. The table above indicates the number of meetings attended between April 10, 2012 and March 28, 2013.

2)	Mr. Paul Carmel was nominated as a Director of the Corporation on May 22, 2012. The table above indicates the number of meetings attended between May 22, 2012 and March 28, 2013.

3)

On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012. The table above indicates the number of meetings attended between January 1, 2012 and February 27, 2012.

4)	Mr. Ouellet resigned from his position as a Director of the Corporation on February 28, 2012. The table above indicates the number of meetings attended between January 1, 2012 and February 28, 2012.

5)	Mr. Vézina resigned from his position as a Director of the Corporation on May 9, 2012. The table above indicates the number of meetings attended between January 1, 2012 and May 10, 2012.

6)	Mr. Arcand resigned from his position as a Director of the Corporation on May 9, 2012. The table above indicates the number of meetings attended between January 1, 2012 and May 10, 2012.

7)

Robert Buchan resigned from his position as Director and Vice-Chairman of the Board on September 24, 2012. The table above indicates the number of meetings attended between January 11, 2012 and September 24, 2012.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
H. Greg Chamandy	Chelsea Acquisition Corp. and Liquid Nutrition Group Inc.
Sam Minzberg	HSBC Bank Canada(1) , Reitmans (Canada) Limited and Quebecor Media Inc(2) .
Michael Pesner	Quest Rare Minerals Ltd.(3) , Mint Technology Corp., Bitumen Capital Inc., Unite Capital Corp. and Le Château Inc(4)
Ebe Scherkus	Premier Gold Mines Ltd. and Stornoway Diamand Corporation.

Notes:

1)	HSBC Bank Canada is a public company in Canada with only preferred shares listed. The bank does not do SEDI filings for their Directors since they don’t hold preferred shares.

2)	Mr. Minzberg is not a Director of Quebecor Inc., he is an insider of Quebecor Inc. by virtue of his directorship of Quebecor Media Inc.

3)	Quest Rare Minerals Ltd. is the new name of Corporation Uranium Quest.

4)	Mr. Pesner is a Director of Le Château Inc. but does not possess any shares or options from the company so there are no SEDI filings for him related to that company.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Corporation, and each director must act in the best interests of the Corporation and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Corporation, the Board is also responsible for:

(i)	ensuring, whenever possible, that the President and Chief Executive Officer and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Corporation’s management to define the Corporation’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Corporation’s activities and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Corporation, amending it as needed, and enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Corporation and controlling its application;

(vii)	ensuring that the Corporation’s internal control systems are in place and effective; and

(viii)	developing the Corporation’s vision in matters of governance, particularly by means of governance guidelines adopted by the Corporation.

The Board may discharge its responsibilities directly or indirectly through one of its committees, subject to applicable law.

Position Description

The Board of Directors established a written description of the roles of Executive Chairman of the Board of Directors and President and Chief Executive Officer. In addition, each committee has a charter that outlines both the duties of the committee and those of its chairman.

In general, the chairman of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chairman of each sub-committee must preside over every meeting of his or her sub-committee, must ensure that the sub-committee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

Orientation and Continuing Education

The Corporation does not offer a formal orientation and education program for new directors. Each new director meets with the Executive Chairman of the Board and the President and Chief Executive Officer of the Corporation to familiarize himself or herself with the Corporation’s activities. New directors also have the opportunity to familiarize themselves with the Corporation by speaking to other directors, by reading documents provided by the officers (policies, Code of Business Conduct and Ethics, reports, etc) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Corporation’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Corporation calculates its Reserves and Resources. Such a presentation took place in 2010 for the directors. Equally, when appropriate and judged necessary and useful by the Corporation, a director may take a course or enroll in training sessions pertinent to their role, and the Corporation will reimburse any reasonable costs associated with this training.

When considered necessary or advisable, the Executive Chairman of the Board and the President and Chief Executive Officer will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

Ethical Business Conduct

The Board has a Code of Ethics for individuals responsible for financial information, including the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Financial Director, the Executive Vice-President and Chief Operating Officer and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Individuals. The Code of Ethics for Financial Reporting Individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all associated employees every year. A copy of such code may be obtained by making a request to the Assistant Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating confidentially with a Director appointed by email, mail or telephone. A memo was sent to all employees of the Corporation explaining this procedure. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Individuals are available on SEDAR at www.sedar.com.

Nomination of Directors

The Board does not have a nominating committee to identify new candidates for Board nomination, however the Corporate Governance and Ethics Committee exercises all of the functions of a nominating committee. Comprised of a majority of independent directors, the Corporate Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When necessary, the Board looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Ethics Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Ethics Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors (Composition is described in Part VIII of the Corporation’s Annual Information Form). The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

Each member of the Human Resources and Compensation Committee has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Corporate Governance and Ethics Committee

The Board has a Corporate Governance and Ethics Committee, which meets at least once a year and is composed of a majority of independent directors. In fiscal year 2012, the Corporate Governance and Ethics Committee was composed of Elaine Ellingham, Michael Pesner and Greg Chamandy. The Corporate Governance and Ethics Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Ethics Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has an Audit Committee composed of Michael Pesner, Ebe Scherkus and Sam Minzberg, all are independent directors. The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2012, a copy of which is available on SEDAR at www.sedar.com.

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. In fiscal year 2012, the Environmental, Health and Safety Committee was composed of Réjean Houle, Ebe Scerkus and Elaine Ellingham. The Environmental, Health and Safety Committee is responsible for evaluating whether the Corporation’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Corporation’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the Environmental, Health and Safety Committee.

Assessment

Annually, under the supervision of the Corporate Governance and Ethics Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board, and to complete a self-evaluation. The questionnaire requires input on the role, responsibilities and effectiveness of the Board, its membership, the conduct of meetings, and any improvements that could be made to enhance its effectiveness. The results of the evaluations are then reviewed by the Corporate Governance and Ethics Committee, which reports to the full Board.

11.	OTHER BUSINESS

Management of the Corporation is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

12.	ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Corporation is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A or the Annual Information Form may do so without charge by contacting the Corporation as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514 397-1410 ext. 101
By fax:	514 397-8620
By mail:	Investor Relations
c/o Jennifer Aitken
Richmont Mines Inc.
1501 McGill College Avenue, Suite 2920
Montreal, Quebec H3A 3M8

13.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Corporation have been approved by the Board of Directors.

Dated this 2nd day of April, 2013.

/s/ Sidney M. Horn
Sidney M. Horn
Secretary

www.richmont-mines.com